[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

August 18, 2016

VIA COURIER AND EDGAR

Re:	Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Grand Vacations Inc. (“Hilton Grand Vacations”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on July 7, 2016.

In addition, we are providing the following response to your July 26, 2016 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 2. The response and information described below are based upon information provided to us by Hilton Grand Vacations. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 2.

SECURITIES AND EXCHANGE COMMISSION	2	August 18, 2016

Unaudited Pro Forma Consolidated Financial Statements, page 68

1.	We note your disclosure of the transaction costs on page 55. It appears that you will record a pro forma adjustment for your debt issuance costs, but it does not appear that you will record an adjustment for your other transaction costs. Regarding your other transaction costs, please tell us how you determined it was not necessary to include an adjustment to the Unaudited Pro Forma Consolidated Balance Sheet. Please refer to Article 11 of Regulation S-X.

Hilton Grand Vacations advises the Staff that whether and to what extent it (as opposed to Hilton or Park Hotels & Resorts) shall bear the transaction costs relating to the spin-offs will be set forth in the Distribution Agreement, the terms of which have not yet been finalized. Accordingly, while this information has not yet been determined, Hilton Grand Vacations acknowledges the Staff’s comment and advises the Staff that to the extent that all or any portion of the transaction costs are to be borne by Hilton Grand Vacations, it will include an adjustment to the Unaudited Pro Forma Combined Consolidated Balance Sheet to reflect such transaction costs in a subsequent pre-effective amendment.

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SECURITIES AND EXCHANGE COMMISSION	3	August 18, 2016

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Charles R. Corbin, Jr., Esq.

Hilton Grand Vacations Inc.

Mark D. Wang